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                                                                 EXHIBIT (a)(3)


                         IMPORTANT-PROPOSED LITIGATION
                          SETTLEMENT AND TENDER OFFER

                                     AIMCO

                             AIMCO PROPERTIES, L.P.
                   c/o River Oaks Partnership Services, Inc.
                                 P.O. Box 2065
                        S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                                              November 11, 1999


Dear Limited Partner:

         We are pleased to announce that we have reached a settlement, subject to final court approval, of the class action litigation entitled Rosalie Nuanes, et al. v. Insignia Financial Group, et al., which was brought on behalf of limited partners in partnerships formerly managed by Insignia Financial Group, Inc., including yours. Pursuant to the settlement, we are offering to acquire your units of limited partnership interest in Shelter Properties VII Limited Partnership at $641.11 per unit. We determined the offer price based upon a method negotiated at arm's length with plaintiffs' class action counsel. This price includes a payment of $31.11 from a settlement fund which we will pay you if we receive court approval of the settlement and you do not request exclusion from the settlement class. IN ACCORDANCE WITH THE TERMS OF THE SETTLEMENT, ROBERT A. STANGER & CO., INC., AN INDEPENDENT INVESTMENT BANKING FIRM, HAS DELIVERED ITS OPINION THAT THE OFFER PRICE IS FAIR TO LIMITED PARTNERS FROM A FINANCIAL POINT OF VIEW. (A copy of that opinion is attached as Annex I to the enclosed Litigation Settlement Offer.)

                  The Court has preliminarily approved the settlement and will soon consider whether to give its final approval. The offer price of $641.11 was calculated after taking into account amounts for estimated attorneys' fees, costs, and expenses which plaintiffs' counsel is permitted to seek in connection with the settlement. These and other terms of the settlement are more fully described in the accompanying Notice of Settlement, as well as in the Stipulation of Settlement on file with the San Mateo Superior Court.



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          Our offer is not subject to any minimum number of units being tendered. However, under the settlement, we are not required to pay more than $50,000,000 in cash in the aggregate for all units tendered by limited partners in all of the 49 partnerships to which we are making offers as part of the settlement. If units tendered for cash in all of these offers exceed $50,000,000 in value, we will accept units on a pro rata basis, according to the value of units tendered by each person. However, in connection with the settlement, our parent corporation, Apartment Investment and Management Company ("AIMCO"), a New York Stock Exchange-listed company, intends to seek Court approval to offer freely tradeable shares of AIMCO stock in exchange for units tendered in excess of $50,000,000. However, before we offer any such shares of AIMCO stock, the Court must first determine that the terms are fair after holding a hearing in which you and all other limited partners in your partnership can participate. If we do offer AIMCO stock, we will provide you with additional information describing the shares and how many you will receive for your units. In any event, we will not be obligated to pay more than $50,000,000 in cash pursuant to all of the offers, although we reserve the right to do so. If you wish to sell your units for cash you may wish to sell pursuant to this offer.

          You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to our offer. However, you may have to pay any taxes and any other fees and expenses. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

         There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the enclosed materials, which you should read carefully. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. The general partner of your partnership, which is our affiliate, makes no recommendation as to whether you should tender or refrain from tendering your units. You must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the enclosed instructions and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Offer to Purchase. The offer will expire at 5:00 p.m. New York City time on



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December 30, 1999, unless extended. If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                            Very truly yours,


                                            AIMCO PROPERTIES, L.P.






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